                                                         Filed by Motorola, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                                 Subject Company: Motorola, Inc.
                                                   Commission File No. 001-07221

On February 22, 2000, Motorola, Inc. issued the following press release relating to its proposed acquisition of C-Port Corporation, a Delaware corporation:

         MOTOROLA TO ACQUIRE C-PORT, TARGETING FASTEST GROWING SEGMENT OF MULTI-BILLION DOLLAR COMMUNICATIONS MICROPROCESSOR MARKET

      Acquisition broadens Motorola's communications processor portfolio to include leading programmable network processor, together enabling new generation of smart networks

     AUSTIN,TX Feb. 22, 2000 - Motorola, Inc. (NYSE: MOT) announced today that it will acquire C-Port Corporation, a North Andover, Mass.-based company that has pioneered the development of high-end, fully programmable network processors used in optical networks and high speed internet switching and routing. Motorola has agreed to issue approximately 2.9 million shares of common stock, valued at approximately $430 million at the time of the agreement, to acquire C-Port, a closely held company founded in 1997. This acquisition is an industry win for service providers and network equipment manufacturers alike as it enables the critically needed development of smart networks faster. Motorola's DigitalDNA(TM) technology is the heart of smart networks.

"By bringing C-Port into the Motorola Semiconductor Products Sector (SPS) fold, we now enable high bandwidth network processing applications and we can now offer our customers a scalable family of solutions from the SOHO, to the edge, to the core of the network," said Daniel Artusi, corporate vice president and general manager of Motorola Networking and Computing Systems Group.

"Motorola has been a leader in communications processors for more than a decade. We supply communications processors to over 300 networking companies and have over 4000 design wins. As the industry shifts focus from PCs to the Internet, Motorola believes this market offers superior opportunities for improving our sales growth and profitability. With C-Port, we can deliver a complete communications platform including host, integrated communications and network processors, digital signal processors, development environments, and application software."
                                    (more)

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Motorola/C-Port 2-2-2-2

Today's network relies on equipment built around proprietary solutions, called Application Specific Integrated Circuits (ASICs). Until recently, this was the only technology capable of performing high speed switching and routing. Unfortunately, this technology requires very long design cycles and cannot be upgraded or reprogrammed in the field. In today's dynamic Internet society, network service providers must be able to upgrade the features of their equipment to offer new services and protect against new security risks, just as you upgrade the software in your PC to give you new features and protect against new viruses.

Recent advances in microprocessor technology have enabled a new generation of "network processors," a special class of communications processor, that can manipulate data at the speed of ASICs, but with complete programmability. Dataquest projects the market for programmable network processors will grow to $1 billion by 2003. The C-Port C-5(TM) DCP is the industry's first and only totally programmable network processor. For example, when utilized with Motorola's other communications processors, network equipment manufacturers can build totally re-programmable smart networking equipment. This gives service providers the ability to create and offer new services and helps defend against the latest cyber-hacker techniques, such as those used against several e-commerce web sites recently.

"The world demands smart networks now, in order to securely handle the proliferation of e-commerce, multimedia content, and new Internet services," said Fred Tucker, president, Motorola Semiconductor Products Sector. "This transaction enables Motorola SPS to deliver scalable solutions covering every programmable function from the SOHO to the core of the network. That's what DigitalDNA(TM) technology is all about, making products smarter!"

"When it comes to the network processor market, C-Port is the clear leader in the programmability category. And since the communications industry is shifting from a proprietary hardware to an open software focus, they are the one to watch," recently commented John Freeman, vice president of research, Fearless Group.

                                    (more)
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Motorola/C-Port 3-3-3-3

According to Dr. Larry Walker, chief executive officer and co-founder of C-Port, "Customer demand for network processors is exceeding even our most aggressive projections. With our common vision and complementary products, C-Port and Motorola will together be able to satisfy that demand and keep our customers moving forward in Internet time. This is a real win-win transaction, particularly for our customers."

C-Port will continue to be headquartered in North Andover, Mass., where it employs around 90 people. It will be a part of Motorola Networking and Computing Systems Group, based in Austin, Texas.

The transaction, which is subject to regulatory approvals and approval of C-Port shareholders, is expected to be completed late in the second quarter. Motorola does not expect its acquisition of C-Port Corporation to adversely affect the operating earnings guidance, excluding an expected special charge for in process research and development, the company has provided for the current year.

About C-Port Corporation

C-Port Corporation is a privately held startup company focused on radically improving the networking industry's ability to develop, deploy, and provision communications services. Combining expertise in full-custom microprocessors, networking, and software development tools, C-Port's unique team offers the industry's first communications platform, called C-Ware(TM). Leveraging the C-5 Digital Communications Processor, the C-Ware(TM) platform enables vendors to develop high-speed networking products quickly and cost-effectively, shrinking their development cycles and freeing them to concentrate on delivering innovative features and services for their enterprise and service provider customers. http://www.cportcorp.com

                                    (more)

Motorola/C-Port 4-4-4-4

About Motorola

As the world's #1 producer of embedded processors, Motorola Semiconductor Products Sector offers multiple Digital DNA(TM) technologies which enable its customers to create "smart" products and new business opportunities in the networking and computing, wireless communications, transportation, and imaging and entertainment markets. Motorola's worldwide semiconductor sales were $7.4 billion (USD) in 1999. http://www.Motorola.com/semiconductors/
                       ---------------------------------------

Motorola, Inc. (NYSE: MOT) is a global leader in providing integrated communications solutions and embedded electronic solutions. Sales in 1999 were $30.9 billion. http://www.Motorola.com.
               -----------------------


For Information:
Anne Marie Furie or
Bonnie Quintanilla
MS&L Global Technology
805.494.0830                                 Amy Halm
afurie@msltech.com                           Motorola
-------------------                          602.952.3572
bonnieq@msltech.com                          amy.halm@motorola.com
-------------------                          ---------------------

                                     (30)


A special web site has been established with information about this announcement and it will go live at 11:30 a.m. (EST):

Http://www.Motorola.com/semiconductors/smartnetworks
----------------------------------------------------

Documents relevant to the acquisition:

Motorola will be filing a registration statement containing a proxy statement/prospectus and other relevant documents concerning Motorola's acquisition of C-Port with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Motorola will be available free of charge by contacting Motorola Investor Relations at 1303 East Algonquin Road, Schaumburg, Illinois 60196, Telephone (800) 262-8509. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Business Risks:

Statements about Motorola's future financial performance, the likelihood that the transaction will be consummated in a timely manner and the financial impact of the transaction are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or, if any of them do so, what impact they will have on the results of operations and financial condition of the Semiconductor Products Sector, Motorola or the price of its stock. Motorola wishes to caution the reader that the following factors and those in its 1999 Proxy Statement on pages F-15 through F-18, in its Form 10-Q for the period ending October 2, 1999, and in its other SEC filings could cause the actual results of Motorola or the Semiconductor Products Sector to differ materially from those in the forward-looking statements: the ability of the companies to successfully integrate C-Port's business and capitalize on the combined technologies; and factors affecting the future evolution of the communications processor market and related technology.

NOTES TO MEDIA:

A media conference call will be held at 11:30 EST to discuss this announcement. Please check Business Wire for the alerts and/or call 805.230.8203.